UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)
(Amendment No. ____)

1. Name of the Registrant:
Precision Optics Corporation
[CIK: 867840; EIN number: 04-2795294]

2. Name of Person Relying on Exemption:
Scott Klarquist

3. Address of Person Relying on the Exemption:
85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached:

Letter to PEYE Shareholders, dated March 21, 2022
[SEE ATTACHED PDF FILE]

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent.
The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:
Scott Klarquist
CIO, Seven Corners Capital Management, LLC info@sevencornerscapital.com
(646) 592-0498